Exhibit 99.1

April 15, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS FIRST QUARTER
2013 PRODUCTION

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the "Company") today reports first quarter ("Q1") production at its two wholly-owned Mexican silver mining operations, Guanajuato and Topia.

First Quarter 2013 Highlights (Compared to First Quarter 2012)

•	Ore processed was up 36% to 69,540 tonnes;
•	Metal production increased 9% to 607,501 silver equivalent ounces (“Ag eq oz”) (at a 60:1 silver:gold ratio);
•	Silver production rose 3% to 369,624 silver ounces (“Ag oz”); and
•	Gold production saw a 15% increase to 3,144 gold ounces (“Au oz”).

“We are pleased that our operational results for Q1 were ahead of plan and we expect that the cost reduction and efficiency efforts we have initiated will begin to be realized in future quarters” stated Bob Archer, CEO.  “Our focus for the remainder of 2013 will be on grade and cost controls at both operations, advancement of development at San Ignacio and pushing ahead with the drill program at El Horcon” added Mr. Archer.

Consolidated Q1 Operations Summary	Q1 2013	Q1 2012	Change
Ore processed (tonnes milled)	69,540	51,198	36%
Silver equivalent ounce production 1	607,501	557,606	9%
Silver ounce production	369,624	359,526	3%
Gold ounce production	3,144	2,729	15%
Lead production (lbs)	631,373	445,334	42%
Zinc production (lbs)	989,416	687,842	44%
Total underground development (m)	4,123	4,543	(9)%
Underground diamond drilling (m)	7,540	7,167	5%

1 Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

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Guanajuato Mine Complex

For the first quarter, the Guanajuato operation processed 52,545 tonnes, up 35% compared to the same period in 2012, at ore grades of 148g/t silver (“Ag”) and 1.93g/t gold (“Au”).  Metal production included 222,906 Ag oz, and 2,942 Au oz, or 399,417 Ag eq oz, which represented an increase of 1% over the same period in 2012.  Plant metallurgical performance remained strong with metal recoveries of 89.2% for silver and 90.3% for gold.

Guanajuato Q1 Operations Summary	Q1 2013	Q1 2012	Change
Ore processed (tonnes milled)	52,545	38,794	35%
Silver equivalent ounce production 1	399,417	396,192	1%
Silver ounce production	222,906	239,305	(7)%
Gold ounce production	2,942	2,615	13%

Ag grade (g/t)	148	213	(31)%
Au grade (g/t)	1.93	2.30	(16)%
Ag recovery (%)	89%	90%	(1)%
Au recovery (%)	90%	91%	(1)%
Total underground development (m)	1,867	1,940	(4)%
Underground diamond drilling (m)	7,134	6,010	19%

1 Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

The majority of the metal production during the quarter was from the lower levels of Cata and Santa Margarita.  Silver grades were lower than anticipated across all zones but the most noticeable impact was from the lower than expected silver grades at the 525 metre level of Cata.  Looking ahead, the focus at the Guanajuato operation will be on grade control as these lower grades will have a measureable impact on operating costs.

Development towards the 510 metre level continued along the Santa Margarita main ramp.  Exploration drilling was carried out in parallel to identify the orientation of the mineralized structures.

Exploration drilling was carried out in Cata at the 525 metre level, aiming to accurately define the mineralized block through short boreholes between the 525 and 550 metre levels as the ramp is extended to depth.

During the quarter, improvements were made to the crushing section of the Cata processing plant by optimizing the double-deck screen installed in the fourth quarter.  In addition, the installation of a HP300 Cone Crusher significantly improved the crushing capacity at the plant.

Topia Mine

For the first quarter, 16,995 tonnes were processed at Topia, up 37% compared to the same period in 2012, at ore grades of 300g/t Ag, 0.65g/t Au, 1.81% lead (“Pb”) and 2.94% zinc (“Zn”).

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Metal production included 146,718 Ag oz, 202 Au oz, 631,373 Pb lbs, and 989,416 Zn lbs, or 208,084 Ag eq oz, which is up 29% over the same period in 2012.

Plant metallurgical performance was satisfactory with metal recoveries of 89.4% for silver, 56.6% for gold, 93.2% for lead, and 89.7% for zinc.

Topia Q1 Operations Summary	Q1 2013	Q1 2012	Change
Ore processed (tonnes milled)	16,995	12,404	37%
Silver equivalent ounce production 1	208,084	161,415	29%
Silver ounce production	146,718	120,221	22%
Gold ounce production	202	114	77%
Lead production (lbs)	631,373	445,334	42%
Zinc production (lbs)	989,416	687,842	44%

Ag grade (g/t)	300	326	(8)%
Au grade (g/t)	0.65	0.45	44%
Ag recovery (%)	89%	90%	(2)%
Au recovery (%)	57%	64%	(11)%
Total underground development (m)	2,256	2,603	(13)%
Underground diamond drilling (m)	406	668	(39)%

1 Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Metal production from Topia’s main mines, the 1522 mine and Durangueño, experienced increasingly narrow vein formations which resulted in higher dilution and lower silver grades for the quarter.  Management is conducting a mine by mine review of the 14 Topia mines to determine where to best concentrate its mining efforts.

San Ignacio Project

During the first quarter the Company received the explosives permit and began the rehabilitation of the San Ignacio surface infrastructure (offices, electrical installations, etc.) to prepare for the commencement of mining development activities.

It is expected that the Land Use permit and the Environmental Impact Assessment approvals will be received in the third quarter.

El Horcon

At El Horcon the baseline studies for the Ministry of Environment and Natural Resources, SEMARNAT (“Secretaría de Medio Ambiente y Recursos Naturales”) has been completed and the permit to drill at El Horcon was received on April 9, 2013.

A surface drill program is planned to commence immediately (mid-April 2013).  It will consist of 30 drill holes for a total of 3,000 metres.  The program is laid out along an 800 metre length of the Diamantillo vein and will test the Diamantillo vein as well as various splays and nearby parallel structures and veins.

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Outlook

The focus for 2013 is to improve and strengthen the operational efficiency of the existing operations and expand the platform for more significant growth in 2014 and beyond.

The Company confirms its estimate of metal production in the range of 2.4 to 2.5 million silver equivalent ounces for 2013, while the goals for this year are to:

1.	Increase cash flow from mine operations by cutting costs and improving operating efficiency;

2.	Aggressively drive the development of San Ignacio with the view to production in 2014, to augment existing production at Guanajuato;

3.	Commence the exploration drilling at El Horcon; and

4.	Review acquisition opportunities.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato, the development stage San Ignacio Project as well as the exploration project El Horcon.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.  Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Information Form for the year ended December 31, 2012 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com, and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.